Exhibit 99.1

WARRANT
TO PURCHASE COMMON SHARES OF
ADC THERAPEUTICS SA

No. W-DF[_]	August 15, 2022

FOR VALUE RECEIVED, the undersigned, ADC Therapeutics SA, a Swiss stock corporation (société anonyme) organized under the laws of Switzerland (together with its successors and assigns, the “Company”), hereby certifies that

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or its registered assign is entitled to subscribe for and purchase, at the Warrant Exercise Price per share, the Warrant Share Number of duly authorized, validly issued, fully paid and non-assessable Common Shares. This Warrant is issued pursuant to that certain Exchange Agreement, dated as of August 15, 2022, by and among the Company, ADC Therapeutics (UK) Limited, ADC Therapeutics America, Inc., Deerfield Partners, L.P. and Deerfield Private Design Fund IV, L.P. (as may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “Exchange Agreement”). The Common Shares issuable hereunder are entitled to the benefits of that certain Amended and Restated Registration Rights Agreement, dated as of August 15, 2022, by and among the Company and the other Persons party thereto (as may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “Registration Rights Agreement”). Capitalized terms used in this Warrant and not otherwise defined herein shall have the respective meanings specified in Section 7 hereof.

Section 1. Term. The right to subscribe for and purchase Warrant Shares represented hereby commences on the date hereof (as set forth above) and shall expire at 4:00 p.m. (Zurich time) on May 19, 2025 (such period being the “Term”).

Section 2. Method of Exercise; Payment; Issuance of New Warrant; Transfer and Exchange.

(a)            Exercise of Warrant. The purchase rights represented by this Warrant may be exercised in whole or in part, at any time and from time to time, during the Term by delivering to the Company (by electronic mail in accordance with Section 10 below) a duly completed and executed written notice of such exercise in the form attached as Exhibit A hereto (each, an “Exercise Form”) and payment of the applicable Warrant Exercise Price, which may be satisfied by a Cash Exercise or a Cashless Exercise (each as defined below), for each Common Share to which this Warrant is exercised. The “Exercise Date” of this Warrant shall be defined as the date that the Exercise Form, duly completed and executed, is delivered to the Company by electronic mail in accordance with the terms hereof. In the event that this Warrant has not been exercised in full as of the last Business Day during the Term, the Holder shall be deemed to have exercised the purchase rights represented by this Warrant in full as a Cashless Exercise as of 4:00 p.m. (Zurich time) on such last Business Day.

(b)           Cash Exercise. The Holder may pay the Warrant Exercise Price in respect of any Warrant Share(s) in cash (a “Cash Exercise”). In the case of a Cash Exercise, within two (2) Trading Days following the Exercise Date as aforesaid, the Holder shall deliver the aggregate Warrant Exercise Price for the Warrant Shares specified in the applicable Exercise Form by wire transfer or cashier’s check drawn on a United States bank.

(c)            Net Issue Exercise. In lieu of paying the Warrant Exercise Price in respect of any Warrant Share(s) in cash, the Holder, at its option, may exercise this Warrant (in whole or in part) on a cashless basis by making appropriate notation on the applicable Exercise Form, in which event the Company shall issue to the Holder a number of Warrant Shares computed using the following formula (a “Cashless Exercise”):

Where: X	= the number of the Warrant Shares to be issued to the Holder.
Y	= the portion of the Warrant Share Number with respect to which the Warrant is exercised.

A	= the fair market value of one Common Share on the date of determination.
B	= the Warrant Exercise Price (as adjusted to the date of such calculation).

For purposes of this Section 2(c) and Section 2(g), the fair market value of one Common Share on the date of determination shall mean:

(i)              if the Common Shares are publicly traded, the Market Price of the Common Shares on the last trading day ending prior to the date of determination; and

(ii)             if the Common Shares are not so publicly traded, the per share fair market value of the Common Shares shall be such fair market value as determined in good faith by the Company in reliance on an opinion of a nationally recognized independent investment banking firm retained by the Company for this purpose; provided that Holder shall have a right to receive from the Company the calculations performed to arrive at such fair market value.

The date of determination for purposes of this Section 2(c) shall be the date the Exercise Form is delivered by the Holder to the Company.

(d)           Issuance of Warrant Shares and New Warrant. In the event of any exercise of the rights represented by this Warrant in accordance with and subject to the terms and conditions hereof, the Warrant Shares so purchased shall be delivered by the Company, (i) in the case of an exercise at a time when any of the Unrestricted Conditions is met in respect of the Warrant Shares issuable upon such exercise, by causing the Company’s transfer agent (“Transfer Agent”) to electronically transmit the Warrant Shares issuable upon such exercise to the Holder by crediting the account of the Holder’s prime broker with The Depository Trust Company (“DTC”), through its DWAC system, as specified in the relevant Exercise Form, no later than the later of (x) two (2) Business Days after the relevant Exercise Date and, (y) in the case of a Cash Exercise, one (1) Business Day after the date the applicable aggregate Warrant Exercise Price is received by the Company, or (ii) in the case of an exercise at a time when the Warrant Shares issuable upon such exercise are required to bear a restrictive legend pursuant to Section 2(f)(ii) because none of the Unrestricted Conditions is met in respect thereof, issue and dispatch by overnight courier to the address as specified in the Exercise Form, a certificate, registered in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise, no later than (x) five (5) Business Days after the relevant Exercise Date and (y) in the case of a Cash Exercise, two (2) Business Days after the date the applicable aggregate Warrant Exercise Price is received by the Company. Upon the exercise of this Warrant or any part hereof, the Company shall, at its own cost and expense, take all necessary action, including obtaining and delivering an opinion of counsel, if applicable, to assure that the Transfer Agent shall transmit to the Holder in accordance with this Section 2(d) the number of Warrant Shares issuable upon such exercise. The Company warrants that no instructions other than these instructions have been or will be given to the Transfer Agent and that the Warrant Shares will be issued free of all legends and stop transfer instructions if any of the Unrestricted Conditions is met. Upon (i) the delivery of an Exercise Form in accordance with Section 2(a), the Holder shall be deemed for purposes of dividends and distributions on, and other economic rights with respect to, the Warrant Shares, to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, and (ii) delivery of the Warrant Shares in accordance with this Section 2(d), the Holder shall be deemed, for all other purposes, including voting and related rights with respect to the Warrant Shares, to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date such Warrant Shares are credited to the Holder’s or its designee’s DTC account or the date of delivery of the certificates evidencing such Warrant Shares, as the case may be. The Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and this Warrant has been exercised in full, in which case the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days following the date the final Exercise Form is delivered to the Company. Execution and delivery of an Exercise Form with respect to a partial Exercise shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the remaining number of Warrant Shares. The Holder and any assignee of the Holder, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the Warrant Share Number (and, therefore, the number of Warrant Shares available for purchase hereunder) at any given time may be less than the amount stated herein.

(e)            Transferability of Warrant. Subject to Section 2(f), this Warrant and all rights hereunder are transferable, in whole or in part, by the Holder without charge to the Holder, upon surrender of this Warrant to the Company at its then principal executive offices with a properly completed and duly executed Assignment Form in the form attached as Exhibit B hereto. Notwithstanding the foregoing, any such transferring Holder shall be liable for any and all taxes and reasonable and customary fees and third party expenses incurred by the Company as a result of such transfer and the Holder shall pay the Company, in cash or by wire transfer of immediately available funds any amounts necessary to pay any such taxes, fees and third party expenses incurred by the Company in connection with the making of such transfer. Within three (3) Trading Days of such compliance, surrender and delivery and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denominations specified in such instrument of assignment, and shall issue to the assignor a new warrant evidencing the portion of this Warrant, if any, not so assigned and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, this Warrant, if properly assigned in accordance herewith, may be exercised by a new Holder for the purchase of Warrant Shares immediately upon such assignment without having a new Warrant issued.

(f)             Compliance with Securities Laws.

(i)              The Holder, by acceptance hereof, acknowledges that this Warrant and the Warrant Shares to be issued upon a Cash Exercise hereof are being acquired solely for the Holder’s own account, and not as a nominee for any other party, and that the Holder may not offer, sell or otherwise dispose of this Warrant or any Warrant Shares to be issued upon exercise hereof except pursuant to an effective registration statement, or an exemption from registration, under the Act and any applicable state securities laws, including pursuant to Section 4(a)(7) of the Act or in a so-called “4[(a)](1) and a half” transaction. In addition, the Holder, by the acceptance hereof, represents that, upon any exercise of this Warrant pursuant to a Cash Exercise, (A) the Holder will acquire the Warrant Shares for its own account and not with a view towards, or for resale in connection with, the public sale or distribution of the Warrant Shares, except pursuant to sales or other transactions registered or exempt from registration under the Act (provided, however, that by making the representations herein, the holder does not agree to hold any of the Warrant Shares for any minimum or other specific term and reserves the right to dispose of the Warrant Shares at any time pursuant to registration or an exemption from registration under the Act); and (B) the Holder will be an “accredited investor” as such term is defined in Rule 501(a)(3) of Regulation D under the Act (an “Accredited Investor”), unless contemporaneous with the delivery of such Exercise Form, the Holder notifies the Company in writing that it is not making such representations (a “Representation Notice”). If the Holder delivers a Representation Notice in connection with an exercise, it shall be a condition to such holder’s exercise of this Warrant and the Company’s obligations set forth in Section 2 in connection with such exercise, that the Company receive such other representations as the Company considers reasonably necessary to assure the Company that the issuance of the Warrant Shares upon exercise of this Warrant shall not violate any United States or state securities laws, and the time periods for the Company’s compliance with its obligations set forth in Section 2 shall be tolled until the Holder provides the Company with such other representations as the Company considers reasonably necessary to assure the Company that the issuance of the Warrant Shares upon exercise of this Warrant shall not violate any United States or state securities laws. The Holder will cause any proposed purchaser, assignee, transferee or pledgee of this Warrant or any Warrant Shares issued upon a Cash Exercise to agree to take and hold such securities subject to the provisions of this Section 2(f).

(ii)             Except as provided in paragraph (iii) below, all Warrant Shares issued upon exercise hereof shall be stamped or imprinted with a legend in substantially the following form (which, in the case of Warrant Shares, shall be in the form of an appropriate book entry notation):

THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS

IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS.

(iii)            The Warrant Shares (and any certificates or electronic book entries evidencing the Warrant Shares) shall not contain or be subject to (and Holder shall be entitled to removal of) any legend restricting the transfer thereof (including the legend set forth above in subsection 2(f)(ii)) and shall not be subject to any stop-transfer instructions: (A) while a registration statement (including a Registration Statement, as defined in the Registration Rights Agreement) covering the sale or resale of such Warrant Shares is effective under the Act, or (B) if the Holder has sold such Warrant Shares pursuant to Rule 144 under the Act or a registration statement that is effective under the Act, as set forth in customary paperwork provided by the Holder to the Company, or (C) if such Warrant Shares are eligible for sale under Rule 144(b)(1) under the Act as set forth in customary non-affiliate paperwork provided by the Holder to the Company, or (D) if at any time on or after the date hereof that the Holder certifies or is deemed to certify that it is not an “affiliate” of the Company (as such term is used in Rule 144 under the Act) and certifies that the Holder’s holding period for purposes of Rule 144 and subsection (d)(3)(iii) thereof with respect to such Warrant Shares is at least six (6) months, or (E) if the Company is a “foreign issuer” (as defined in Rule 405 under the Act) as of the time of exercise and the Warrant Shares may then be sold in accordance with Rule 904 of Regulation S under the Act, and the Holder provides a declaration, in customary form to the Company, to the effect that such Warrant Shares have been or will be sold in accordance with Rule 904 of Regulation S under the Act, and, if reasonably requested by the Company, the Holder provides a legal opinion of Katten Muchin Rosenman LLP or other nationally recognized counsel to the Holder to the effect that the Warrant Shares may then be sold in accordance with Rule 904 of Regulation S under the Act, or (F) if, in the opinion of counsel to the Company, such legend is not required under applicable requirements of the Act (including judicial interpretations and pronouncements issued by the staff of the SEC) (collectively, the “Unrestricted Conditions”). The Company shall cause its counsel to issue a legal opinion to the Transfer Agent promptly after the Registration Effective Date, or at such other time as any of the Unrestricted Conditions has been met, if required by the Transfer Agent to effect the issuance of the applicable Warrant Shares without a restrictive legend or removal of the legend hereunder to the extent required or requested as set forth in the immediately following two sentences. If any of the Unrestricted Conditions is met at the time of issuance of the Warrant Shares, then such Warrant Shares shall be issued free of all legends and stop-transfer instructions. The Company agrees that, following the Registration Effective Date or at such time as any of the Unrestricted Conditions is met or such legend is otherwise no longer required under this Section 2(f), it will, at the Holder’s request, no later than the earlier of (x) two (2) Trading Days and (y) the number of Trading Days comprising the Standard Settlement Period following the delivery by the Holder to the Company or the Transfer Agent of the Warrant Shares issued with a restrictive legend, deliver or cause to be delivered to the Holder or its designee this Warrant and/or the Warrant Shares free from all restrictive and other legends (or similar notations) (in the case of the Warrant Shares, by crediting the account of the Holder’s prime broker with DTC, through its DWAC system). For purposes hereof, “Registration Effective Date” shall mean the date that the first Registration Statement covering the Warrant Shares that the Company is required to file pursuant to the Registration Rights Agreement has been declared effective by the SEC. Notwithstanding anything to the contrary contained herein, to the extent applicable to the determination of whether an Unrestricted Condition has been met at the time of delivery of an Exercise Form, the Holder shall be deemed to have certified that it is not an “affiliate” of the Company (as such term is used under Rule 144 under the Act) upon each delivery of an Exercise Form, unless the Holder otherwise advises the Company in writing. For purposes of Rule 144 under the Act and subsection (d)(3)(ii) thereof, it is intended, understood and acknowledged that the Warrant Shares issuable upon any exercise of this Warrant pursuant to a Cashless Exercise shall be deemed to have been acquired, and the holding period thereof shall be deemed to have commenced, on the date of original issuance of the convertible note for which this Warrant was exchanged pursuant to the Exchange Agreement and, accordingly, unless the Holder advises the Company that it is an affiliate of the Company at the time of such exercise, an Unrestricted Condition shall have been met at the time of such exercise pursuant to a Cashless Exercise and such Warrant Shares shall be issued without bearing or being subject to any restrictive legend or stop transfer instructions. The Holder, by acceptance hereof, acknowledges and agrees that the removal of any restrictive legends from any securities as set forth in this Section 2(f)(iii) is predicated upon the Company’s reliance that the Holder will sell such securities pursuant to either the registration requirements of the Act or an exemption therefrom (including in the case of a sale pursuant to Rule 144 under the Act prior to the satisfaction of a one-year holding period, satisfaction of the applicable “current public information” requirement), and that if such securities are sold pursuant to a registration statement, they will be sold while such registration statement is effective and available for resales of such securities, in compliance with the plan of distribution set forth therein. The Company and its counsel and transfer agent shall be entitled to rely on the foregoing agreement and/or such certificate of each Holder in issuing instructions letters and opinions.

(g)           No Fractional Shares or Scrip. No fractional shares or scrip representing fractional Warrant Shares shall be issued upon the exercise of this Warrant. In lieu of any fractional Warrant Share to which the Holder would otherwise be entitled, the Company shall make a cash payment equal to the fair market value of one Warrant Share on the last trading day ending prior to the payment date multiplied by such fraction.

(h)           Replacement of Warrant. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company or, in the case of mutilation, on surrender and cancellation of this Warrant, the Company shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor and amount.

(i)             No Rights of Stockholders. Prior to the exercise of this Warrant (and without derogating from the provisions in Section 2(d)), the Holder shall not be entitled to vote or be otherwise deemed the holder of Common Shares or any other securities of the Company that may at any time be issuable on the exercise hereof for any purpose, nor shall anything contained herein be construed to confer upon the Holder, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, change of par value, or change of stock to no par value, consolidation, merger, conveyance, or otherwise) or to receive notice of meetings.

(j)             Holder’s Exercise Limitations. The Company shall not effect any exercise of this Warrant (or issue any Warrant Shares thereupon), and the Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2(c) or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Exercise Form, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below); provided, however, that the Beneficial Ownership Limitation shall only apply to the extent that the Common Shares are deemed to constitute an “equity security” pursuant to Rule 13d-1(i) promulgated under the Exchange Act. For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of Common Shares issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Common Shares which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 2(j), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(j) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of an Exercise Form shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(j), in determining the number of outstanding Common Shares, a Holder may rely on the number of outstanding Common Shares as reflected in (A) the Company’s most recent periodic or annual report filed with the SEC, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company setting forth the number of Common Shares outstanding. Upon the written request of a Holder, the Company shall within two (2) Business Day confirm in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Common Shares was reported. The “Beneficial Ownership Limitation” shall be 4.985% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon exercise of this Warrant. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(j) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph may not be waived and shall apply to a successor holder of this Warrant.

Section 3. Certain Representations and Agreements. The Company represents, covenants and agrees:

(a)            This Warrant is, and any Warrant issued in substitution for or replacement of this Warrant shall be, upon issuance, duly authorized and validly issued.

(b)           All Warrant Shares issuable upon the exercise of this Warrant pursuant to the terms hereof will be, upon issuance, validly issued, fully paid and non-assessable, issued without violation of any preemptive or similar rights of any shareholder of the Company, and free from all taxes, liens and charges. The Company has allocated and reserved, and for so long as this Warrant is outstanding the Company will continue to reserve, the Company’s conditional share capital under article 4c of the Articles of Association in such an amount as is necessary to deliver such number of Common Shares as are required to settle the exercise in full of this Warrant. The Company agrees that during the Term, the Company will ensure that, to the extent the Company’s conditional share capital were to become insufficient to settle the exercise in full of this Warrant, it will have a sufficient number of Common Shares to be issued from the Company’s authorized share capital under article 4a of the Articles of Association or to be delivered from Common Shares held in treasury to provide for the exercise in full of this Warrant. The Company will procure, subject to issuance or notice of issuance, the listing of any Warrant Shares issuable upon exercise of this Warrant on the principal stock exchange on which Common Shares are then listed or traded.

(c)            The Company shall take all such actions as may be necessary to ensure that all Warrant Shares are issued without violation by the Company of any applicable law or governmental regulation or any requirements of any securities exchange upon which shares of the Company’s capital stock may be listed at the time of such exercise.

(d)           The board of directors of the Company will, as long as any Warrants are outstanding, not make any proposal to the general meeting of shareholders of the Company regarding the amendment or modification of any provision of the Articles of Association in any manner that would materially and adversely affect the powers, preferences or relative participating, optional or other special rights of the Common Shares in a manner which would disproportionately and adversely affect the rights of the Holder.

Section 4. Adjustments and Other Rights. The Warrant Exercise Price and Warrant Share Number shall be subject to adjustment from time to time as follows; provided, that no single event shall cause an adjustment or distribution under more than one subsection of this Section 4 so as to result in duplication.

(a)            Stock Splits, Subdivisions, Reclassifications or Combinations. If the Company shall at any time or from time to time (i) pay or make a dividend or make a distribution on its Common Shares in Common Shares, (ii) split, subdivide or reclassify the outstanding Common Shares into a greater number of shares or (iii) combine or reclassify the outstanding Common Shares into a smaller number of shares, the Warrant Share Number at the time of the record date for such dividend or distribution or the effective date of such split, subdivision, combination or reclassification shall be proportionately adjusted so that the Holder immediately after such record date or effective date, as the case may be, shall be entitled to purchase the number of Common Shares which such Holder would have owned or been entitled to receive in respect of the Common Shares subject to this Warrant after such date had such Holder held a number of Common Shares equal to the Warrant Share Number immediately prior to such record date or effective date, as the case may be. In the event of such adjustment, the Warrant Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such split, subdivision, combination or reclassification shall be immediately adjusted to the number obtained by dividing (x) the product of (1) the Warrant Share Number before the adjustment determined pursuant to the immediately preceding sentence and (2) the Warrant Exercise Price in effect immediately prior to the record or effective date, as the case may be, for the dividend, distribution, split, subdivision, combination or reclassification giving rise to such adjustment by (y) the new Warrant Share Number determined pursuant to the immediately preceding sentence.

(b)           Distributions.

(i)              Notwithstanding anything to the contrary contained herein (including, for the avoidance of doubt, Section 2(i), the Holder, as the holder of this Warrant, shall be entitled to receive any dividend paid or distribution of any kind made to the holders of Common Shares, other than a dividend or distribution resulting in an adjustment pursuant to Section 4(a), to the same extent as if the Holder had exercised this Warrant in full into Common Shares in a Cash Exercise (without regard to the Beneficial Ownership Limitation or any other limitations on exercise herein or elsewhere and without regard to whether or not a sufficient number of shares are authorized, reserved and available to effect any such exercise and issuance) and had held such Common Shares on the record date for such dividend or distribution (or, if there is no record date therefor, on the date of such dividend or distribution). Payments or distributions under this Section 4(b) shall be made concurrently with the dividend or distribution to holders of the Common Shares.

(c)            Business Combinations and Major Transaction.

(i)              At least ten (10) Trading Days prior to the consummation or occurrence of any Business Combination, but, in any event, within two (2) Trading Days following the date of the public announcement of such Business Combination, notwithstanding anything to the contrary contained herein, the Company shall notify the Holder in writing of such Business Combination. If, at any time while this Warrant is outstanding a Business Combination is consummated or otherwise occurs, then, Holder’s right to receive Warrant Shares upon exercise of this Warrant shall be converted, effective upon the occurrence of such Business Combination (pursuant to a written agreement), into the right to exercise this Warrant to acquire the number of shares of stock and/or other securities or property (including cash) that the Warrant Share Number (at the time of such Business Combination and, for the avoidance of doubt, without regard to the Beneficial Ownership Limitation or any other restriction or limitation on exercise) immediately prior to such Business Combination would have been entitled to receive upon consummation of such Business Combination; and in any such case, if applicable, the provisions set forth herein with respect to the rights and interests thereafter of the Holder shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to the Holder’s right to exercise this Warrant in exchange for any shares of stock or other securities or property pursuant to this paragraph. If holders of Common Shares are given any choice as to the kind and/or amount of stock and/or other securities or property (including cash) to be received in a Business Combination, then the Holder shall be given the same choice as to the consideration it receives upon any exercise of this Warrant following such Business Combination, which election by the Holder must be made by the Holder to the Company in writing on or prior the occurrence of such Business Combination. If the Holder makes no such election, then the Holder shall be deemed to have elected the weighted average of the types and amounts of consideration actually received by holders of the Common Shares.

(ii)             Notwithstanding anything to the contrary, in the event of a Major Transaction, the Company or any Successor Entity (as defined below) shall, at the Holder’s option by written notice to the Company, exercisable at any time concurrently with, or within 30 days after, (x) the consummation of the Major Transaction or (y) if later, the date of the public announcement of the applicable Major Transaction, purchase this Warrant from the Holder by paying to the Holder an amount of cash equal to the Black Scholes Value of the remaining unexercised portion of this Warrant as of the date of the consummation of such Major Transaction. For purposes of clarification, the Holder shall not be required to exercise the Warrant or pay the Warrant Exercise Price in order to receive such consideration, but the payment of cash pursuant to this Section 4(c)(iii) shall satisfy the purchase right represented by the remaining unexercised portion of this Warrant. The payment of the Black Scholes Value will be made by wire transfer of immediately available funds within five (5) Business Days of the Holder’s election (or, if later, on the effective date of the Major Transaction).

(iii)            The Company shall cause any successor entity in a Business Combination in which the Company is not the survivor as the parent entity (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant and the Registration Rights Agreement in accordance with the provisions hereof and thereof pursuant to written agreements in form and substance reasonably satisfactory to the board of directors of the Company at or prior to such Business Combination. Upon the occurrence of any such Business Combination, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Business Combination, the provisions of this Warrant referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the Registration Rights Agreement with the same effect as if such Successor Entity had been named as the Company herein and therein.

(d)           Certain Repurchases of Common Shares. In case the Company effects a Pro Rata Repurchase of Common Shares, then the Warrant Exercise Price shall be reduced to the price determined by multiplying the Warrant Exercise Price in effect immediately prior to the Effective Date of such Pro Rata Repurchase by a fraction of which the numerator shall be (i) the product of (x) the number of Common Shares outstanding immediately prior to such Pro Rata Repurchase and (y) the Market Price of a Common Share on the trading day immediately preceding the first public announcement by the Company or any of its Affiliates of the intent to effect such Pro Rata Repurchase, minus (ii) the aggregate value of all cash and any other consideration (as determined by the Company in good faith) paid or payable for shares purchased in such Pro Rata Repurchase, and of which the denominator shall be the product of (x) the number of Common Shares outstanding immediately prior to such Pro Rata Repurchase minus the number of Common Shares so repurchased and (y) the Market Price per Common Share on the trading day immediately preceding the first public announcement by the Company or any of its Affiliates of the intent to effect such Pro Rata Repurchase. In such event, the Warrant Share Number shall be increased to the number obtained by dividing (i) the product of (x) the Warrant Share Number before such adjustment, and (y) the Warrant Exercise Price in effect immediately prior to the Pro Rata Repurchase giving rise to this adjustment by (ii) the new Warrant Exercise Price determined in accordance with the immediately preceding sentence.

(e)            Rounding of Calculations; Minimum Adjustments. All calculations under this Section 4 shall be made to the nearest one-hundredth (1/100th) of a cent or to the nearest one-tenth (l/10th) of a share, as the case may be. No adjustment in the Warrant Exercise Price or the number of Warrant Shares into which this Warrant is exercisable shall be made if the amount of such adjustment would be less than $0.01 or one-tenth (1/10th) of a Common Share, but any such amount shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate $0.01 or 1/10th of a Common Share, or more.

(f)             Statement Regarding Adjustments. Whenever the Warrant Exercise Price or the Warrant Share Number shall be adjusted as provided in this Section 4, the Company shall as promptly as practicable prepare and make available to the Holder a statement showing in reasonable detail the facts requiring such adjustment and the Warrant Exercise Price and Warrant Share Number that shall be in effect after such adjustment.

(g)           Adjustment Rules. Any adjustments pursuant to this Section 4 shall be made successively whenever an event referred to herein shall occur. If an adjustment in Warrant Exercise Price made hereunder would reduce the Warrant Exercise Price to an amount below par value of the Common Shares, then such adjustment in Warrant Exercise Price made hereunder shall reduce the Warrant Exercise Price to the par value of the Common Shares.

(h)           Proceedings Prior to any Action Requiring Adjustment. As a condition precedent to the taking of any action which would require an adjustment pursuant to this Section 4, the Company shall take such actions as are necessary, which may include obtaining regulatory, stock exchange or shareholder approvals or exemptions, in order that the Company may thereafter validly and legally issue as fully paid and nonassessable all Common Shares that the Holder is entitled to receive upon exercise of this Warrant pursuant to this Section 4.

Section 5 .Taxes.

(a)            Withholding. The Company and its paying agent shall be entitled to deduct and withhold taxes on all dividend distributions with respect to the Warrants to the extent required by applicable law. To the extent that any amounts are so deducted or withheld and remitted to the applicable governmental authority, such deducted or withheld amounts shall be treated for all purposes of this Warrant as having been paid to the Person in respect of which such deduction or withholding was made. The Company shall provide a receipt or other evidence of payment of any taxes deducted or withheld reasonably acceptable to the Holder within 30 days after making any deduction or withholding of taxes.

(b)           Transfer Taxes. The Company shall pay any and all Swiss documentary, stamp and similar issue or transfer tax due on the issue or delivery to the Holder of (x) Warrants and (y) Warrant Shares pursuant to the exercise of this Warrant.

Section 6.Frustration of Purpose. The Company shall not, by amendment of its Articles of Association or bylaws, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder, but shall at all times in good faith carry out of all the provisions of this Warrant.

Section 7. Definitions. For the purposes of this Warrant, the following terms have the following meanings:

“Act” means the Securities Act of 1933, as amended.

“Action” means any legal, regulatory or administrative proceeding, suit, investigation, arbitration or action.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. With respect to the Holder, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as the Holder will be deemed to be an Affiliate of the Holder.

“Articles of Association” means the Articles of Association of the Company, as from time to time amended, modified, supplemented or restated in accordance with its terms and pursuant to applicable law.

“Asset Sale” means the sale, lease, license or other transfer of assets of the Company and/or any of its subsidiaries in one transaction or a series of related transactions for a purchase price of more than 50% of the Company’s Enterprise Value or a sale, lease, license or other transfer of all or substantially all of the Company’s assets (including, for the avoidance of doubt, a sale, lease, license or other transfer of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole).

“Attribution Parties” has the meaning specified in Section 2(j) hereof.

“Beneficial Ownership Limitation” has the meaning specified in Section 2(j) hereof.

“Black Scholes Value” means the value of this Warrant or applicable portion thereof as determined by the Company in good faith and in a commercially reasonable manner by use of the Black-Scholes Option Pricing Model using the criteria set forth on Schedule 1 hereto.

“Business Combination” means any consolidation, merger, statutory share exchange, scheme of arrangement, business combination or similar transaction, any sale, lease, license or other transfer to a third party (other than one or more of the Company’s wholly owned subsidiaries) of substantially all of the consolidated assets of the Company and its subsidiaries, or any recapitalization, reclassification or transaction that results in a change of the Common Shares (other than as described in Section 4(a)), in each case, in which the Common Shares are converted into, are exchanged for or become the right to receive cash, securities or other property.

“Business Day” means any day, except a Saturday, Sunday or legal holiday, on which banking institutions in the city of New York, New York are authorized or obligated by law or executive order to close; provided, however, for clarification, bank institutions shall not be deemed to be authorized or obligated by law or executive order to remain closed due to “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in the City of New York generally are open for use by customers on such day.

“Cash Exercise” has the meaning specified in Section 2(b) hereof.

“Cashless Exercise” has the meaning specified in Section 2(c) hereof.

“Change of Control” means that (i) any “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than the Company, its wholly owned subsidiaries and the employee benefit plans of the Company and its wholly owned subsidiaries, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing, or otherwise publicly discloses (in a filing with the SEC, press release or otherwise) or discloses to the Company, that such person or group has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of Common Shares representing more than 50% of the outstanding Common Shares, or (ii) the Company files (or is obligated to file) a form, statement or report under the Exchange Act disclosing, or otherwise publicly discloses (in a filing with the SEC, press release or otherwise), that any person or group has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of Common Shares representing more than 50% of the outstanding Common Shares.

“Common Shares” means the common shares, par value CHF 0.08 per share, of the Company.

“Company” has the meaning specified in the preamble hereof.

“DTC” has the meaning specified in Section 2(d) hereof.

“DWAC” has the meaning specified in Section 2(d) hereof.

“Enterprise Value” means, as of any date of determination, (i) the product of (x) the number of issued and outstanding Common Shares on such date, multiplied by (y) the Market Price of the Common Shares on such date, plus (ii) the amount of the Company’s debt, as shown on the latest financial statements filed with the SEC prior to such date, less (iii) the amount of cash and cash equivalents of the Company, as shown on such financial statements.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agreement” has the meaning specified in the preamble hereof.

“Exercise Date” has the meaning specified in Section 2(a) hereof.

“Exercise Form” has the meaning specified in Section 2(a) hereof.

“Holder” means the Person or Persons who shall from time to time own this Warrant.

“Major Transaction” means any (a) Business Combination, other than a merger or other Business Combination that is effected solely to change the Company’s jurisdiction of incorporation, (b) Asset Sale or (c) Change of Control.

“Market Price” means, with respect to the Common Shares or any other security, on any given day, the closing (last sale) price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, of the Common Shares or of such other security (per Common Share or other security), as applicable, on the United States principal exchange or market on which the Common Shares or such security, as applicable, is so listed or quoted (which, in the case of the Common Shares on the original issue date of this Warrant, is the New York Stock Exchange), at the end of regular trading hours on such exchange or market.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity.

“Pro Rata Repurchase” means any purchase of Common Shares by the Company or any subsidiary thereof pursuant to (A) any tender offer or exchange offer subject to Section 13(e) of the Exchange Act, or (B) any other offer available to substantially all holders of Common Shares, in each case whether for cash, shares of capital stock of the Company, other securities of the Company, evidences of indebtedness of the Company or any other Person or any other property, or any combination thereof, effected while this Warrant is outstanding; provided, however, that, for the avoidance of doubt, “Pro Rata Repurchase” shall not include any purchase of shares by the Company or any subsidiary thereof made in accordance with the requirements of Rule 10b-18 as in effect under the Exchange Act. The “Effective Date” of a Pro Rata Repurchase shall mean the date of acceptance of shares for purchase or exchange under any tender or exchange offer which is a Pro Rata Repurchase or the date of purchase with respect to any Pro Rata Repurchase that is not a tender or exchange offer.

“Registration Rights Agreement” has the meaning specified in the preamble hereof.

“SEC” means the U.S. Securities and Exchange Commission.

“Standard Settlement Period” means the standard settlement period for equity trades effected by U.S. broker-dealers, expressed in a number of Trading Days, as in effect on the applicable date.

“Term” has the meaning specified in Section 1 hereof.

“Trading Day” means any day on which the Common Shares are traded for any period on the New York Stock Exchange, or if the Common Shares are no longer listed on the New York Stock Exchange on the other United States securities exchange or market on which the Common Shares are then being principally traded. If the Common Shares are not so listed or traded, then “Trading Day” means a Business Day.

“Unrestricted Conditions” has the meaning specified in Section 2(f)(iii) hereof.

“Warrant” means this Warrant and any other warrants of like tenor issued in substitution or exchange for any thereof pursuant to the provisions of Section 2(d) hereof.

“Warrant Exercise Price” means $[___], subject to adjustment as set forth herein.

“Warrant Share Number” means [_______], subject to adjustment as set forth herein, including reduction for each such Common Share as to which this Warrant has been exercised (whether pursuant to a Cash Exercise or a Cashless Exercise) hereunder (subject to the Company’s compliance with its obligations with respect to each such exercise under Section 2 hereof).

“Warrant Shares” means Common Shares issuable upon exercise of this Warrant.

Section 8. Amendment and Waiver. Any term, covenant, agreement or condition in this Warrant may be amended, or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively), by a written instrument or written instruments executed by the Company and the Holder.

Section 9. Governing Law; Jurisdiction; Specific Performance. This Warrant and all matters concerning the construction, validity, enforcement and interpretation hereof or otherwise relating hereto shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of New York. All Actions arising out of or relating to this Warrant shall be heard and determined in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York, and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Action and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action. The consents to jurisdiction and venue set forth in this Section 9 shall not constitute general consents to service of process in the State of New York and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Warrant shall be effective if notice is given by overnight courier at the address set forth in Section 10 of this Warrant. The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment. The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Warrant in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Warrant and to enforce specifically the terms and provisions hereof in the courts without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Warrant, and this right of specific enforcement is an integral part of the terms of this Warrant. The parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, and agree not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties acknowledge and agree that any party shall not be required to provide any bond or other security in connection with its pursuit of an injunction or injunctions to prevent breaches of this Warrant and to enforce specifically the terms and provisions hereof.

Section 10. Notices. All notices, requests, claims, demands and other communications under this Warrant shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by email with receipt confirmed, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following respective addresses (or at such other address for a party hereto as shall be specified in a notice given in accordance with this Section 10):

(a)            If to the Holder:

c/o Deerfield Management Company, L.P.
345 Park Avenue South, 12th Floor
New York, NY 10010
Attn: Legal Department
E-mail: legalnotice@deerfield.com

With a copy to (which copy alone shall not constitute notice):

Katten Muchin Rosenman LLP
525 West Monroe
Street
Chicago, IL 60661

Attn:      Mark D. Wood,

Jonathan D. Weiner and

Constance Fratianni
Email:     mark.wood@katten.com

jonathan.weiner@katten.com

connie.fratianni@katten.com

or at such other address or contact information delivered by the Holder to the Company in writing.

(b)           . If to the Company:

ADC Therapeutics SA
Biopôle
Route de la Corniche 3B
1066 Epalinges
Switzerland
Attention: Legal Department
Phone: +41 21 653 02 00
Email: legal@adctherapeutics.com

with a copy to (which copy alone shall not constitute notice):

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attn: Deanna L. Kirkpatrick
Yasin Keshvargar
Mark DiFiore
Phone: (212) 450-4000
Email: deanna.kirkpatrick@davispolk.com
yasin.keshvargar@davispolk.com
mark.difiore@davispolk.com

The Company hereby irrevocably appoints ADC Therapeutics America, Inc., with offices at 430 Mountain Avenue, 4th Floor, Murray Hill, New Jersey, 07974 as its agent for service of process in any Actions arising out of or relating to this Warrant and agrees that service of process in any such Action may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

Section 11. Successors and Assigns. This Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the Company and the Holder and their respective successors and permitted assigns (subject to Section 2(f) with respect to the Holder); provided that the Company shall not assign its obligations under this Warrant except in connection with a Business Combination as provided in Section 4(c).

Section 12. Modification and Severability. The provisions of this Warrant will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of any other provision hereof. To the fullest extent permitted by law, if any provision of this Warrant, or the application thereof to any Person or circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Warrant and the application of such provision to other Persons, entities or circumstances will not be affected by such invalidity or unenforceability.

Section 13. Material Nonpublic Information. Upon receipt or delivery by the Company of any notice in accordance with the terms of this Warrant, unless the Company has in good faith determined that the matters relating to such notice do not constitute material nonpublic information relating to the Company or its subsidiaries, if requested by Holder, the Company shall within one (1) Trading Day after any such receipt or delivery, publicly disclose such material nonpublic information in a report on Form 6-K or otherwise in a filing with the SEC. Without derogating from the immediately previous sentence, in the event that the Company believes that any notice delivered to the Holder contains material nonpublic information relating to the Company, the Company shall so indicate to the Holder prior to the delivery of such notice, and such indication shall provide the Holder the means to refuse to receive such notice; and in the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material nonpublic information relating to the Company.

Section 14. Interpretation.

(a)            When a reference is made in this Warrant to a Section, such reference shall be to a Section of this Warrant unless otherwise indicated. The headings contained in this Warrant are for reference purposes only and shall not affect in any way the meaning or interpretation of this Warrant. Whenever the words “include,” “includes” or “including” are used in this Warrant, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Warrant shall refer to this Warrant as a whole and not to any particular provision of this Warrant unless the context requires otherwise. The words “date hereof’ when used in this Warrant shall refer to the date of this Warrant. The terms “or,” “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” All terms defined in this Warrant shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Warrant are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to, and all payments hereunder shall be made in, the lawful money of the United States. References to a Person are also to its successors and permitted assigns. When calculating the period of time between which, within which or following which any act is to be done or step taken pursuant to this Warrant, the date that is the reference date in calculating such period shall be excluded (and, unless otherwise required by law, if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day).

[Signature pages follow]

IN WITNESS WHEREOF, the Company has duly executed this Warrant.

Dated: August 15, 2022.

ADC THERAPEUTICS SA

By:
Name:
Title:

[Signature Page to Warrant (W-DF[●]]

Agreed and Acknowledged:

[HOLDER]

By:
Name:
Title:

EXHIBIT A

FORM OF EXERCISE NOTICE
(To be executed by the registered holder hereof)

Reference is made to (i) the attached Warrant to Purchase Common Shares of ADC Therapeutics SA No. W-[_] (the “Warrant”) and (ii) article 4(c) of the articles of association of the Company.

The undersigned registered owner of the Warrant hereby irrevocably elects to exercise the right to purchase represented by the Warrant for, and to purchase thereunder, ____________Common Shares, par value CHF 0.08 per share (the “Common Shares” and such number of Common Shares, the “Exercise Number”), of ADC THERAPEUTICS SA, a Swiss stock corporation (société anonyme) organized under the laws of Switzerland (the “Company”), as provided for therein in accordance with Section 2 and the other terms and conditions of the Warrant. All capitalized terms used but not defined in this exercise notice shall have the meanings ascribed thereto in the Warrant. For the avoidance of doubt, the Exercise Number is the portion of the Warrant Share Number with respect to which the Warrant is being exercised and, to the extent a Cashless Exercise is elected below, the number of Common Shares issuable upon such exercise shall be determined in accordance with Section 2(c) of the Warrant using the Exercise Number as “Y”. Following this exercise (subject to the Company’s compliance with its obligations with respect to this exercise under Section 2 hereof), the Warrant Share Number shall be reduced by the Exercise Number.

CHECK THE APPLICABLE BOX:

☐	Cash Exercise

[IF APPLICABLE: The undersigned is delivering $____ as payment of the aggregate Exercise Price.]

☐	Cashless Exercise

Please issue the Common Shares in the name of the undersigned and to the following address:

Issue to: ____________________________

Address: ____________________________

Email Address: ____________________________

DTC Details (if applicable): ____________________________

Dated:	Name of Holder

Signature

Address

A-1

ACKNOWLEDGMENT

The Company hereby acknowledges this exercise notice and hereby directs [TRANSFER AGENT] to issue [the above indicated number of Common Shares pursuant to such Cash Exercise][_______Common Shares pursuant to such Cashless Exercise] in accordance with the Irrevocable Transfer Agent Instructions dated [__________], 20[_] from the Company and acknowledged and agreed to by [TRANSFER AGENT].

Dated:	ADC Therapeutics SA

Signature

Address

A-2

EXHIBIT B

ASSIGNMENT FORM
(To be executed by the registered holder hereof)

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                                  the within Warrant and all rights evidenced thereby and does irrevocably constitute and appoint                                , attorney, to transfer the said Warrant on the books of the within named corporation.

Dated:	Signature

Address

PARTIAL ASSIGNMENT
(To be executed by the registered holder hereof)

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                            the right to purchase                           Common Shares issuable upon exercise of the attached Warrant, and does irrevocably constitute and appoint                    , attorney, to transfer that part of the said Warrant on the books of the within named corporation.

Dated:	Signature

Address

B-1

Schedule 1

Black-Scholes Value

Remaining Term	Number of calendar days from date of consummation of the Major Transaction until the last date on which this Warrant may be exercised.
Interest Rate	A risk-free interest rate corresponding to the US$ Treasury Yield + 0.50% for a period equal to the Remaining Term.
Cost to Borrow	Zero
Volatility

If the first public announcement of the Major Transaction is made at or prior to 4:00 p.m., New York City time, the arithmetic mean of the historical volatility for the 10, 30 and 50 Trading Day periods ending on the day prior to the date of such first public announcement, obtained from the HVT or similar function on Bloomberg.

If the first public announcement of the Major Transaction is made after 4:00 p.m., New York City time, the arithmetic mean of the historical volatility for the 10, 30 and 50 Trading Day periods ending on the date of such first public announcement, obtained from the HVT or similar function on Bloomberg.

Stock Price	The greater of (1) the per share closing (last sale) price of the Common Shares on the NYSE, or, if that is not the principal trading market for the Common Shares, such principal market on which the Common Shares are traded or listed (the “Closing Market Price”) on the trading day immediately preceding the date on which a Major Transaction is consummated, (2) the first Closing Market Price following the first public announcement of a Major Transaction, and (3) the Closing Market Price as of the date immediately preceding the first public announcement of the Major Transaction.

B-2